United States securities and exchange commission logo





                              July 3, 2023

       Carter Glatt
       Chief Executive Officer
       Dune Acquisition Corporation
       700 S. Rosemary Avenue, Suite 204
       West Palm Beach, FL 33401

                                                        Re: Dune Acquisition
Corporation
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 5, 2023
                                                            File No. 001-39819

       Dear Carter Glatt:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed June 5, 2023

       Cautionary Note Regarding Forward-Looking Statements, page ix

   1. We note your reliance upon the safe harbor for forward-looking statements contained in the Private
Securities Litigation Reform Act of 1995. Because the application of the safe harbor to your
initial business combination is unsettled (due in part to no definitive case law regarding its
application), please condition your reliance with qualifying language that the
protections of the safe harbor of the Private Securities Litigation Reform
                                                        Act of 1995 may not be
available.
       Questions and Answers About the Business Combination and the Special Meeting
       Q: What equity stake will current Dune stockholders and the Sellers hold
.. . ., page xvii

   2. We note that, assuming no further redemptions, current Dune public stockholders are expected to hold an
approximate 10.5% equity stake in New Global after the Business
                                                        Combination. Here or
elsewhere in the proxy statement, please state the aggregate and per
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         share implied valuation of this 10.5% stake based on (i) the $57.5 million Company
         Equity Value under the Unit Purchase Agreement, (ii) the $99.2 million implied equity value using the Comparable Public Company Analysis from the Newbridge fairness opinion and (iii) the $114.5 million valuation from the DCF Analysis from the Newbridge fairness opinion.
3.       Please disclose whether the combined company will be a    controlled
company    as defined
         under the relevant Nasdaq listing rules and, if so, whether you intend to rely on the exemptions as a controlled company. If applicable, please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.
Q: What happens to the funds deposited in the Trust Account after consummation of the
Business Combination?, page xx

4. We note your disclosure that "holders of an aggregate of 16,067,946 shares of Class A
         Common Stock exercised . . . their right to redeem such shares for a pro rata portion of the funds held in the Trust Account." Please revise your disclosure in this section to provide the percentage of total shares of Class A Common Stock this number of shares represented at the time of the stockholder vote.
Q: What is an "Up-C" Structure?, page xx

5. We note your disclosure that the Business Combination will result in an Up-C structure.
         Please disclose whether you have entered or intend to enter into a Tax Receivable
         Agreement or any similar tax agreement or arrangement with the Sellers. Please include such tax agreement in your proxy statement and describe its material terms.
Q: Why is the NTA Proposal being proposed?, page xxii

6. We note your disclosure that the NTA Proposal would "remove from the Current charter requirements limiting Dune's ability to redeem shares of Dune Class A Common Stock and consummate an initial business combination if the amount of Dune Stockholder
         Redemptions would cause Dune to have less than $5,000,0001 in net tangible assets," and that the NTA Proposal is conditioned upon the approval of the Business Combination
         Proposal. We also note your disclosure that you will not be required to meet the
         $5,000,001 in net tangible assets to avoid the definition of penny stock because securities of the combined company are or will be listed on a national securities exchange upon the
         Closing. However, if the amount in the trust falls below $5,000,001 as a result of redemptions, you would likely no longer meet the Nasdaq listing standards. At that point, it is possible you would become a penny stock. Please revise here and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon your listing on Nasdaq and discuss the consideration given to this possibility in your determination to propose to remove this provision from your charter. Please provide
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Dune Acquisition Corporation
July 3, 2023
Page 3
         clear disclosure that removal of this provision could result in your securities falling within the definition of penny stock and clearly discuss the risk to you and investors if your securities were to fall within the definition of penny stock. In your discussion, please clarify whether the NTA Proposal is conditioned solely upon the approval of the business combination or the business combination's closing.
Summary of the Proxy Statement, page 1

7. We note that the audit opinions for Dune and Global Hydrogen includes paragraphs related to substantial doubt about the ability of Dune and Global Hydrogen, respectively, to continue as going concerns. Please include prominent disclosure regarding this point in the Summary section. As a related matter, please prominently disclose, where you provide information about the parties to the business combination, that Global Hydrogen has not yet commenced operations or developed plans to execute its anticipated business lines.
Risk Factors
Risks Related to Global Hydrogen
Our business model has yet to be tested . . ., page 24

8. We note your statement that "as a result of the capital-intensive nature of our business, we can be expected to continue to sustain substantial operating expenses without generating sufficient revenues to cover expenditures." Please reconcile this statement with management's projections for 2023 and 2024 and the discounted cash flow analysis included in the proxy statement which show positive free cash flow and stable free cash flow margins from 2023 through 2032.
Our potential international expansion . . ., page 25

9. Given that Global Hydrogen has yet to commence operations, please clarify when you expect to expand internationally. Alternatively, remove this and any similar or related disclosure from your filing.
Risks Related to New Global's Shares Following the Transactions
Dune's Sponsor, directors, officers, advisors or their affiliates may enter into certain transactions, including purchasing . . ., page 37

10.     We note your disclosure on page 37 and 86 indicating that Dune   s
Sponsor, directors,
        officers, advisors or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Business Combination. Please provide your analysis on how such purchases will comply with Rule 14e-5, including whether the price offered in such purchases may be
FirstName LastNameCarter Glatt
        higher than the redemption price. To the extent you are relying on Tender Offer Rules and
Comapany     NameDune
        Schedules        Acquisition
                    Compliance         Corporation
                                 and Disclosure   Interpretation 166.01 (March
22, 2022), please
July 3, provide
        2023 Pagean analysis
                    3        regarding how it applies to your circumstances.
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Nasdaq may delist New Global's securities . . ., page 40

11. We note your disclosure that "Dune cannot assure you that . . . New Global's securities will be listed on Nasdaq following the Business Combination." However, you disclose elsewhere that Nasdaq listing is a condition to closing of the business combination. Please revise for consistency.
Involvement of members of our management . . ., page 44

12. You disclose that members of your management team and companies with which they are affiliated maybe involved in litigation relating to their business affairs unrelated to your company, and that no claims were asserted against you or your Sponsor. However, you also disclose that, on December 8, 2020, your Sponsor filed amended counterclaims in certain litigation. Please clarify the extent of your Sponsor's involvement in these proceedings, and how its involvement could impact your business.
Risks Related to Dune and the Business Combination
Our Sponsor, directors, executive officers, advisors and their affiliates may elect to purchase shares or public warrants . . ., page 45

13. We note your statement that "purchases of public shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy a Closing condition in the
         Purchase Agreement that requires us to have a certain amount of cash at the Closing, where it appears that such requirement would otherwise not be met." Please clarify if the
         Purchase Agreement contains a minimum cash at Closing requirement.
A provision of our warrant agreement may make it more difficult for us to consummate an initial business combination., page 47

14. Please expand on this risk factor to note whether you anticipate this provision would be triggered by the proposed Business Combination.
The ability of Dune stockholders to exercise redemption rights with respect to a large number of shares . . ., page 51

15. We note your disclosure that "[i]f a larger number of shares are submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the Trust Account. The above considerations may limit our ability to complete the Business Combination . . ." Your disclosure elsewhere in the proxy statement suggests that under a maximum redemption scenario you will still be able to complete the Business Combination even if 100% of the public shareholders redeem their shares. Please revise this language or specify the circumstances under which you would need to restructure or abandon the transaction as a result of redemptions.
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Even though the Dune Board obtained and considered the fairness opinion . . ., page 60

16. You disclose that the Dune Board obtained and considered the fairness opinion provided by Newbridge as one of the many factors considered in the board's evaluation of the proposed Business Combination. However, you also disclose that "the information provided to Newbridge and to Dune about Global Hydrogen was illustrative in nature, is not based on actual or historical information, and is subject to a variety of assumptions, risks and contingencies;" and "no assurance can be given that the price Dune is paying for
         Global hydrogen is fair, from a financial point of view, to Dune and its stockholders." Please revise your filing to disclose why Dune elected to have Newbridge present the materials to the board of directors in connection with the business combination, given that the opinion is "not based on actual or historical information."
         Ensure your disclosure describes clearly how the board used the materials Newbridge provided and presented. In addition, shareholders are entitled to rely upon all disclosure contained in proxy, especially as it relates to the fairness of the consideration to be paid, and you should remove any disclosure implying that shareholders should not be able to rely upon the fairness opinion and related disclosure.
If we are deemed to be an investment company under the Investment Company Act . .. ., page 65

17. Please update this risk factor to note as discussed elsewhere in the proxy statement that, on December 15, 2022, to mitigate the risk of you being deemed to have been operating as an unregistered investment company under the Investment Company Act, you instructed Continental, the trustee with respect to the trust account, to liquidate the
         U.S. government treasury obligations or money market funds held in the trust account and thereafter to hold all funds in the trust account in cash (i.e., in one or more interest-
         bearing demand deposit accounts) until the earlier of the consummation of a business combination or your liquidation.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 73

18. Please disclose whether there are any minimum cash or minimum equity conditions for the business combination and how you plan to meet these conditions under each redemption scenario. We also reference in Note (F) that under the maximum redemption scenario there will be insufficient cash to pay the estimated transactional related fees and expenses and you have reflected a reversal of part of these transactional fees and expenses due to the cash shortfall. Please disclose how this cash shortfall and failure to pay the transactional related fees impacts the business combination and your plans to address this matter.
The Business Combination Proposal
Background of the Business Combination, page 89

19. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including the Up-C structure of the post-combination company,
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         the removal of the net tangible assets threshold from the company charter, the composition of the board of directors and management of the combined company after the business combination, and the amount of the equity incentive plan. In your revised disclosure, please explain the reasons for such terms, each party's position on such issues and how you reached agreement on the final terms.
20.      We note your disclosure that "[i]n December 2022, Dune   s management
team began
         considering investments in the clean technology sector." Please state whether you evaluated or considered potential transactions with any other businesses in the clean technology sector prior to entering into the Business Combination with Global Hydrogen.
         Please also note what consideration you gave to pursuing a new transaction in the software industry or fintech sector after the termination of the TradeZero transaction.
         Amend your disclosure in this section to provide detailed discussion of the alternative targets considered by you, if any, including how the consideration of these target businesses progressed and the reasons why these alternative targets were not ultimately pursued.
21. We note your statement here that "Dune suggested that transaction consideration of
         $75 million in equity and an additional 2,500,000 million shares as earn-out consideration
         could be a constructive starting point for valuation, pending Dune   s
findings as a result of
         continued due diligence of Global Hydrogen" and similar statements on page 90 regarding proposed transaction consideration of $60 million, $52.5 million, $62.5 million and $57.5 million. Please revise this section to disclose how the parties arrived at these valuations, including the methodology employed in reaching the valuations.
22. When discussing the various actions taken by Global Hydrogen or Global Hydrogen's management in the background section, please clarify if Mr. Nance was involved.
23. You disclose that, on April 11, 2023, Winston & Strawn provided the initial draft of the
         Purchase Agreement to Alston & Bird, the proposed terms of which Alston & Bird began to review with Global Hydrogen. Please briefly describe the material terms of the initial draft Purchase Agreement.
24. We note your statement on page 91 that "[o]n April 12, 2023, Dune received the final
         updated financial model, reflecting Global Hydrogen   s refined
capital expenditure
         assumptions." Please note what changes were made to the refined model and if these changes are reflected in the management projections presented on page
96. Please also
         clarify the impact, if any, of these changes on the valuation of Global Hydrogen.
25. Please clarify your description of the board approval on May 12, 2023 to note the role of the Recused Director.
Dune's Board of Directors' Reasons for Recommending the Business Combination, page 93

26. We note your statement that your Board concluded that Global Hydrogen met the majority of the illustrative criteria identified in your IPO prospectus, and your discussion of the
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         "positive factors" considered by the board. To balance your discussion of these positive factors, please provide additional detail describing which of each of the listed criteria you concluded were or were not met by Global Hydrogen.
27. We note your statement that "[u]nlike some of its competitors that may take years from purchase to deliver production, Global Hydrogen is able to ramp operations of its electrolyzer offerings in a period of 6 to 9 months and its SMR plants in a period of 12 to
         18 months depending on size and quantity of order." Given your disclosure throughout the proxy statement that Global Hydrogen has yet to commence operations, please discuss the reasons you expect to be able to ramp operations faster than some competitors.
Certain Projected Financial Information, page 96

28. We reference the projections considered by the Dune Board in connection with the
         Business Combination on pages 96 and 101. We have the following comments regarding these projections:

                Please explain why the projections included on page 101 are not included in the table on page 96;

                Please revise to provide additional information surrounding material assumptions and estimates underlying the projected financial information to provide investors with sufficient information to evaluate the reasonableness of these projections;

                We note that the primary drivers of the projections are closed project growth, closed project size and closed project type. Please disclose specific assumptions related to your planned projects (e.g. specific number of projects, size and type each year) that were used to develop the projections. To the extent the projections are based on multiple scenarios, discuss that fact, identify the various scenarios used, and how each scenario was weighted;

                Explain how management and the Board considered and relied upon the projections and how they determined these projections were reasonable, particularly in light of the length of the projections on page 101 and considering that Global Hydrogen has not commenced operations and has not generated revenues as of March 31, 2023;

                Please consider the need to provide cautionary language that addresses the fact that the farther out projections go, the more speculative they become. Address the reasonableness of 10-year projections of revenues related to operations of Global
              Hydrogen that have not commenced.
29. We note that, assuming there are no additional redemptions of Class A Common Stock, you are projecting $9.8M of cash to New Global's balance sheet as a result of the Business
         Combination. We also note your projections of $3.3M and $13.0M of project expenses for
         2023 and 2024 and your disclosure that "[t]he Projections assume owned plants were
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         financed on a project-by-project basis, using the assets of the project as collateral; and
         joint ventures were financed in whole or in part by customers or by a group including
         Global Hydrogen and other project partners." Please note whether the projections assume a certain level of redemptions or cash as a result of the Business Combination or if project expenses are assumed to be financed entirely by future financing and/or free cash flow.
30. We refer to your statement that "[s]ystems and equipment sold was assumed to be the most prevalent closed project type in the Projections for 2023, with owned plants becoming more prevalent in 2024." Please clarify what systems and equipment you intend to sell and revise your description of your planned business as necessary to reflect this initial business model.
31. We note your statement that "Global Hydrogen also is currently a 100% minority-
         owned business and applies for government programs on that basis as well." Please note here or elsewhere in the proxy statement whether you expect to be eligible for such programs following the Business Combination as a result of the founders retained 51%
         stake in the combined company or otherwise.
Other Board Considerations, page 97

32. We note your statement that "Global Hydrogen disagrees with a number of statements in this section." Please clarify which statements Global Hydrogen disagrees with and why.
Opinion of Dune's Financial Advisor
Comparable Public Company Analysis, page 100

33. We note your disclosure regarding the selection criteria used by Newbridge for the comparable public companies. Please state whether, and if so, why, Newbridge excluded any companies meeting the selection criteria from the analyses. Additionally, please explain why Newbridge selected entities with market capitalizations exceeding $200 million given the various valuations of Global Hydrogen disclosed in the proxy statement are all significantly below $200 million.
34. Please explain why Newbridge used Enterprise Value/2024E EBITDA multiples to conduct the Comparable Public Company Analysis. Please also note whether Newbridge considered any other metrics and any specific reason or reasons Newbridge was not able to use other metrics. Finally, please explain why certain of the valuation multiples are listed as not meaningful and what impact this determination had on the analysis.
Discounted Cash Flow Analysis, page 100

35. We note that Newbridge's DCF Analysis extrapolated estimates based on the management projections by assuming (i) revenue growth of 100% for 2025, 50% for 2026 and 25% for
         2027 through 2032, (ii) a discount rate of 18.5%, (iii) a perpetual growth rate of 2.0% in connection with the terminal value calculation and (iv) stable FCF Margins of 20.0%.
         Please explain how Newbridge arrived at these assumptions as they do not appear to be
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         linear extrapolations of the 2023 and 2024 management projections. The Purchase Agreement
Company Termination Fee, page 119

36. You disclose that, under certain circumstances, Global Hydrogen shall pay to Dune, within five business days of the termination date, a termination fee of $7,500,000. Please disclose the circumstances, if any, under which Dune would be required to pay a termination fee to Global Hydrogen, and quantify this fee, if applicable.
Exchange Agreement, page 120

37. Please briefly describe the terms and conditions under which the Sellers will have the right to exchange their Holdings Common Units together with their shares of Dune
         Class B Common Stock for shares of New Global's Class A Common Stock or cash.
The Charter Proposal
Changes to Authorized Capital Stock, page 125

38. We note your disclosure that the charter amendment "is necessary to effectuate the 'Up-
         C' structure, which the Board believes will provide potential future tax benefits for both
         New Global and Holdings' equity holders (other than New Global) after the Closing when they ultimately exchange their Holdings Common Units." Please expand on this statement to briefly discuss the potential tax benefits to New Global from the Up-C structure.
Information Related to Global Hydrogen, page 153

39. We note that your business section appears to discuss only the positive aspects of Global
         Hydrogen, and does so in the present tense. Please amend your disclosure here and in your
         MD&A section so that it is clear that Global Hydrogen has yet to commence operations, and amend your disclosure in the Business section to discuss any material negative aspects of Global Hydrogen's business, strategy or prospects (in some cases, as discussed in the
         Risk Factors and other sections of the proxy statement). For example:

                if true, please prominently state that Global Hydrogen has not commenced operations, does not currently have any customers and has not generated any revenue to date;

                when discussing the various methods of hydrogen production you may pursue, please clearly note whether these are existing technologies or if you still need to develop material technological improvements or discoveries in order to commercialize these products; and

                please note whether you have access to all intellectual property that would be necessary to develop projects based on each of the hydrogen production methods you may pursue.
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40. Please provide an anticipated timeframe for the execution of your business model, noting the steps involved such as project identification, regulatory approvals, plant construction, and commencement of operations. Please explain when in this process you would expect to start generating revenue. Please explain whether you anticipate your business model will involve significant milestone payments or if you will only generate revenue upon the successful generation and final sale of hydrogen, carbon dioxide or other gases. Note whether you plan to sell the gas you produce pursuant to long term contracts with fixed prices and terms or if you expect to have significant exposure to fluctuations in the market price of hydrogen or other gases. Finally, please disclose the number of projects you are currently developing and how far along in the development process these projects are.
41. We note your statement that "[you] hope that these plans, if successfully carried out, will allow [you] to produce clean hydrogen and carbon dioxide at a net cost normally seen only in larger scale plants and which supports competitive market prices for [y]our end products." Please specify the net cost of clean hydrogen and carbon dioxide you hope your plans will allow you to produce if successfully carried out.
42. We refer to your statement that you believe you are "well-placed to benefit as a developer of projects eligible for several of these [government] incentives, such as the hydrogen tax production credits and the investment tax credits made available in the United States through the recently enacted Inflation Reduction Act of 2022." Here or elsewhere in the proxy statement, please explain the value and term of these credits under existing law, the criteria for the credits and how you anticipate your business will satisfy the criteria.
43. We note your statement that you believe "[y]our projects will typically have a target 70%
         or better offtake to merchant sales mix." Please explain what you mean by merchant sales mix and why you believe your projects will be able to achieve this target.
Information Related to Dune
Conflicts of Interest, page 169

44. We note that your amended and restated certificate of incorporation provides that you renounce your interest in any corporate opportunity offered to any director or officer under certain circumstances. Please address whether this potential conflict of interest impacted your search for an acquisition target, and amend your risk factor disclosure to discuss the risks, if any, related to your renunciation of your interest in such corporate opportunities.
Material U.S. Federal Income Tax Considerations of the Redemptions to Holders of Dune Class
A Common Stock, page 193

45.      Please address the following issues related to your tax disclosure:

                We note your disclosure addresses only "certain" material tax considerations. Please revise to include all material tax considerations. Please refer to Section III.C.1 of
              Staff Legal Bulletin 19.
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                Please revise your tax considerations disclosure to discuss the material U.S. federal income tax considerations of the Business Combination for holders of Dune Class A
              Common Stock that do not elect to have their shares redeemed for cash. We note that the Unit Purchase Agreement indicates that the parties intend for
(i) Holdings to be
              treated as a continuation of Global Hydrogen pursuant to Section 708(a) of the
              Internal Revenue Code; (ii) Sellers to be treated as continuing to own partnership interests in the Continuing Partnership; and (iii) in connection with the SPAC
              Contribution, the SPAC to be treated as contributing assets to the Continuing
              Partnership in a transaction governed by Section 721 of the Internal Revenue Code.

                If you believe the Business Combination will be tax free to the holders of Dune Class
              A Common Stock that do no redeem their shares, please clearly state this and disclose an opinion of counsel that supports this conclusion. Additionally, please state whether the receipt of a tax opinion as to the tax free nature of the transaction is a condition to closing of the Business Combination.
March 31, 2023 Dune Acquisition Corporation Financial Statements
Unaudited Condensed Consolidated Statements of Operations, page F-3

46. Please explain to us the other income from write-off of legal fees of $2,060,549 and the basis for your accounting treatment.
December 31, 2022 Dune Acquisition Corporation Financial Statements Consolidated Statements of Changes in Stockholders' Deficit, page F-26

47. We note that net income for fiscal 2022 does not agree with your consolidated statements
         of operations on page F-25 and total stockholders    deficit at
December 31, 2022 does not
         agree with your consolidated balance sheets on page F-26. Please revise so that the related amounts in the financial statements are in agreement.
Note 2 - Restatement of Previously Issued Financial Statements, page F-34

48. Please revise the explanation of the $5,749,511 adjustment in the consolidated statements
         of changes in stockholders    deficit on page F-26 to be consistent
with disclosures in this
         Note for the restatement.
General

49. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to
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July 3, 2023
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      investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

FirstName LastNameCarter Glatt                             Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameDune Acquisition Corporation
                                                           Services
July 3, 2023 Page 12
cc:       Michael P. Heinz, Esq.
FirstName LastName